SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 11)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,209,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 47,209,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,209,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 27.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, as filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, as filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, as filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, as filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, as filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, as filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, as filed by the reporting person with the SEC on July 11, 2011, Amendment No. 8 thereto, as filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”), Amendment No. 9 thereto, as filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9”), Amendment No. 10 thereto, as filed by the reporting person with the SEC on July 5, 2013 (“Amendment No. 10 and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

This Amendment No. 11 is being filed to show the change in percentage of beneficial ownership held by the reporting person as a result of the change in outstanding shares of Common Stock of the Issuer.

Item 5.                                 Interest in Securities of the Issuer.

(a) and (b)     The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 47,209,406 shares of Common Stock, representing approximately 27.2% of the outstanding shares of Common Stock based on the Issuer having 173,497,302 shares of Common Stock outstanding as of May 1, 2014, based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the SEC on May 12, 2014.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 71,720,429 shares of Common Stock, or 36.2% of the Issuer’s total number of shares of Common Stock outstanding as of May 1, 2014, calculated in accordance with Rule 13d-3 of the Exchange Act (after giving effect to the full issuance of the 24,511,022.66 shares of Common Stock issuable upon exercise of warrants held by Lion, based on the information regarding Lion’s beneficial ownership of shares of Common Stock set forth in Amendment No. 7 to Schedule 13D filed by Lion on April 3, 2014).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2014

/s/ Dov Charney
Dov Charney